SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 4
to
SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

IMPERIAL SUGAR COMPANY
(Name of Subject Company)

IMPERIAL SUGAR COMPANY
(Name of Person(s) Filing Statement)

Common Stock, without par value
(Title of Class of Securities)

453096208
(CUSIP Number of Class of Securities)

Louis T. Bolognini
Senior Vice President and General Counsel
Imperial Sugar Company
8016 Highway 90-A, P.O. Box 9
Sugar Land, Texas 77487-0009
(281) 491-9181
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 This Amendment No. 4 to the Schedule 14D-9 (“Amendment No. 4”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on May 11, 2012 (as amended, the “Schedule 14D-9”), by Imperial Sugar Company, a Texas corporation (the “Company” or “Imperial Sugar”), as amended by Amendment No. 1 to the Schedule 14D-9 filed on May 16, 2012, as further amended by Amendment No. 2 to the Schedule 14D-9 filed on May 29, 2012, and as further amended by Amendment No. 3 to the Schedule 14D-9 filed on June 4, 2012. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of LD Commodities Sugar Holdings LLC, a Delaware limited liability company (“Parent”), to purchase all of Imperial Sugar’s outstanding common stock, without par value (which includes any of the Company’s common stock subject to vesting conditions (such shares, the “Restricted Shares”)), and any rights associated with the Company’s common stock issued pursuant to the Rights Agreement (as defined in the Schedule 14D-9) (together with the Company’s common stock, the “Common Shares”), for $6.35 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase dated May 11, 2012 (as amended or supplemented from time to time) and in the related Letter of Transmittal for Common Shares and Letter of Transmittal for Restricted Shares (as each is amended or supplemented from time to time), copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Schedule 14D-9, respectively. All of the limited liability company interests in Parent are owned, directly or indirectly, by Louis Dreyfus Commodities LLC (“LDC”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Offeror with the SEC on May 11, 2012.

The information in the Schedule 14D-9, as previously amended, is hereby incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  The primary purpose of this Amendment No. 4 is to amend and supplement Item 8 as reflected below. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

1.           Item 8, Additional Information To Be Furnished, paragraph (d), “Litigation” of the Schedule 14D-9, is hereby amended, supplemented and restated by replacing the last three paragraphs thereof in their entirety, as follows:

On May 18, 2012, a putative shareholder direct and derivative lawsuit captioned Zaks v. Gaffney, et al., Cause No. 12-DCV-198238, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Board of Directors, as well as Parent and Merger Sub. Imperial Sugar was named as a nominal defendant. The plaintiff brought this action directly on behalf of shareholders of Imperial Sugar and derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of care, loyalty, good faith, independence and candor. The petition also alleges that Imperial Sugar, Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief. The Imperial Sugar Defendants filed a second amended plea to the jurisdiction and motion to dismiss Zaks on May 29, 2012. Parent and Merger Sub filed a joinder on May 29, 2012.  On June 7, 2012, the lawsuit was non-suited (i.e., withdrawn) without prejudice in the District Court of Fort Bend County, Texas.

On May 31, 2012, a putative shareholder derivative and direct lawsuit captioned Batchelder v. Sheptor, et al., Case No. 4:12-CV-01648, was filed in the United States District Court for the Southern District of Texas (Houston Division). The complaint names as defendants the members of the Board of Directors, as well as LDC, Parent and Merger Sub. Imperial Sugar was named as a nominal defendant for purposes of the derivative claims. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The complaint alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of care, loyalty, candor, independence and good faith. The complaint also alleges that Imperial Sugar, LDC, Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The complaint also includes a direct claim by the plaintiff individually against the individual defendants under Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934, as amended, for alleged misrepresentations and omissions in the Schedule 14D-9.  The complaint seeks, among other things, to enjoin the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.  On June 5, 2012, defendants Imperial Sugar and the members of the Board of Directors filed a motion to dismiss the complaint.  On June 5, 2012, the plaintiff filed a motion for a temporary restraining order based on his federal securities law claim.  On June 7, 2012, the court held a hearing on the motion for a temporary restraining order and denied the motion from the bench.

While Imperial Sugar believes these claims are without merit and intends to defend against them vigorously, given the inherent uncertainties of litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of ultimate loss, if any, be reasonably estimated.

2.     Item 8, Additional Information To Be Furnished, of the Schedule 14D-9 is hereby amended and supplemented by adding new paragraph (m), “Extension of the Offer,” after the end of paragraph (l), as follows:

“(m)           Extension of the Offer

On June 11, 2012, the Merger Sub extended the Expiration Date of the Offer until 11:59 p.m., New York City time, on June 15, 2012. The Offer had previously been scheduled to expire at 9:00 a.m., New York City time, on June 11, 2012. The Depositary for the Offer has advised that, as of 7:00 a.m., New York City time, on June 11, 2012, 8,022,231 Shares were validly tendered and not withdrawn, which represent approximately 64.3% of the outstanding Shares. Certain of the Shares were tendered pursuant to notices of guaranteed delivery. The press release announcing the extension of the Offer is filed as Exhibit (a)(1)(I) hereto, and is incorporated herein by reference.

ITEM 9.         EXHIBITS

 Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(1)(I)
Press Release issued by Louis Dreyfus Commodities LLC, on June 11, 2012, incorporated by reference to Exhibit (a)(1)(ix) to Amendment No. 4 to the Schedule TO filed with the SEC by Parent and Offeror on June 11, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMPERIAL SUGAR COMPANY

By:	/s/ H.P. Mechler
Name: H.P. Mechler
Title: Senior Vice President & Chief Financial Officer

Dated: June 11, 2012